Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2013

Company Overview

ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world’s leading integrated steel and mining company, with annual achievable production capacity of approximately 119 million tonnes of crude steel. ArcelorMittal had sales of $39.9 billion, steel shipments of 42.3 million tonnes, crude steel production of 44.9 million tonnes, iron ore production from own mines and strategic contracts of 33.6 million tonnes and coal production from own mines and strategic contracts of 4.4 million tonnes in the six months ended June 30, 2013 as compared to sales of $45.2 billion, steel shipments of 43.9 million tonnes, crude steel production of 45.6 million tonnes, iron ore production from own mines and strategic contracts of 33.4 million tonnes and coal production from own mines and strategic contracts of 4.5 million tonnes in the six months ended June 30, 2012. The Company had sales of $84.2 billion, steel shipments of 83.8 million tonnes, crude steel production of 88.2 million tonnes, iron ore production from own mines and strategic contracts of 68.1 million tonnes and coal production from own mines and strategic contracts of 8.9 million tonnes for the year ended December 31, 2012. As of June 30, 2013, ArcelorMittal had approximately 242,000 employees.

ArcelorMittal has steel-making operations in 20 countries on four continents, including 58 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in the Americas, Europe and Africa and is the fourth largest steel producer in the Commonwealth of Independent States (“CIS”).

ArcelorMittal has a global portfolio of 16 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has projects under development or prospective development in Canada, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States.

ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in over 170 countries including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking coal, Pulverized Coal Injection (“PCI”) and thermal coal.

Key Factors Affecting Results of Operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical and significantly affected by general economic conditions, as well as worldwide production capacity and fluctuations in steel imports/exports and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal customers of steel.  After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The iron ore and steel market began a gradual recovery in the second half of 2009 that continued in most countries through 2010 and in the first three quarters of 2011, in line with global economic activity, before the Eurozone crisis and significant destocking caused demand to weaken during the fourth quarter of 2011. Similarly, 2012 was again characterized by early optimism and restocking but contraction in Europe and a slowdown in China caused iron ore prices to fall as did then both steel prices and margins.  Steel demand in the world outside China was impacted by more destocking during the fourth quarter of 2012 and is estimated to have declined slightly year-on-year, for the first time since 2009. Demand has continued to be weak during the first half of 2013, particularly in Europe, where demand has declined further due to the ongoing Eurozone recession to levels over 30% below the 2007 peak. Steel demand in North America has also declined but this is compared to the robust level of demand seen during the first half of 2012.  In comparison, demand in China has shown different dynamics, slowing earlier in 2012 in response to policy tightening mainly directed toward the real estate market. Demand then grew strongly year-on-year from the fourth quarter of 2012 on the back of acceleration in infrastructure approvals and through the first half of 2013, despite the weakness seen in overall GDP.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products as well as of iron ore and coal. Prices of steel products, iron ore and coal, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity.

Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is still limited exchange trading of steel or uniform pricing, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer-term contracts to some industrial customers, particularly in the automotive industry. Sales of iron ore to external parties amounted to 4.3 million tonnes in the first half of 2013. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and, in particular, the extent to which changes in raw material prices are passed through to steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs.  In several of ArcelorMittal’s segments, in particular Flat Carbon Americas, Flat Carbon Europe and Long Carbon Americas and Europe, there are several months between raw material purchases and sales of steel products incorporating those materials.  Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, as occurred in the fourth quarter of 2008, the first half of 2009, the third quarter of 2012 and the second quarter of 2013, decreases in steel prices may outstrip decreases in raw material costs in absolute terms.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. In the second half of 2009 and the first half of 2010, steel selling prices followed raw material prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw materials inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material stocks acquired during the first half of the year. Iron ore prices were relatively stable during the first nine months of 2011 but then fell over 30% in three weeks in October 2011 and resulted directly in a significant fall in steel prices, even though lower raw material prices had yet to feed into operating costs. Similarly, during 2012, iron ore prices averaged over $140 per tonne CFR China during the first half, with prices then falling to below $90 per tonne by early September. Iron ore prices rebounded to average over $150 per tonne during January and February 2013 supporting both steel prices and demand, only to fall back to average $115 per tonne in June 2013. If iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw material inventories will continue to produce more volatile margins and operating results quarter-to-quarter. In an environment of wide fluctuations in the prices of steel and raw materials, mini-mills utilizing scrap as a primary input (which is typically traded on a spot basis) are less exposed to this volatility. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important natural hedge against raw material price volatility. Volatility on steel margins aside, the results of the Company’s mining segment are also directly impacted by iron ore prices, of which the absolute level was weaker in 2012 compared to 2011, especially in the second half. As the mining segment’s production and external sales grow, the Company’s exposure to the impact of iron ore price fluctuations also increases.

Economic Environment[1]

The global economy has yet to shake off the fallout from the crisis of 2008-09, and remains subdued by the continuing turmoil in the Eurozone and the slowdown in China.  World real gross domestic product (“GDP”) dropped to 2.5% in 2012, from 3% in 2011 and 4.3% in 2010. The expected global upturn has disappointed in 2013, as economic growth has remained anemic up to mid-year, with world GDP increasing by only 2% year-on-year in the first quarter.

In the United States, the economy has continued expanding at a moderate, but uneven, pace in 2013 with a first quarter annualized growth of 1.6%. Despite averting the “fiscal cliff” in December 2012, the onset of the sequester and the debt ceiling debate has increased uncertainty and dampened consumer spending in 2013. However, the underlying fundamentals of the private economy remain solid as households and corporates have greatly deleveraged and banks remain well capitalized, unlike in Europe. The sequester has had little measurable impact on employment with an average of 180,000 jobs per month added in the first half of 2013. The Federal Reserve, whose goal remains to drive down the unemployment rate to 6.5% (currently at 7.6%), has committed to keeping interest rates low and maintained asset purchases of $85 billion a month as part of its quantitative easing programme (QE3). This helped to drive equity markets higher until June 2013, when the announcement of the intention to taper QE3 (sooner than many expected) resulted in a sell off.  Residential construction rebounded in the first half of 2013 with housing permits back to 2008 levels.

[1] GDP and industrial production data and estimates sourced from IHS Global Insight July 15, 2013

Manufacturing output, however, has remained weak due to slow global growth and lack of demand for exports. Overall, the U.S. economy grew 2.2% in 2012 and 1.8% in 2011.

The risk of disintegration is much lower in the European Union (EU27) than previously feared but the problems of the Eurozone continue as the region remains in recession, contracting by 1% (year-on-year) in the first quarter of 2013, which is the sixth consecutive decline. Since 2011, financial market spillovers, especially through banking-system deleveraging and high government and household debt levels, have depressed the Eurozone economy and dented global growth as well. In particular, the debt levels of Southern European countries (Greece, Portugal, Italy and Spain) remain stubbornly high. Northern European economies have also been dragged down, with Germany, Netherlands and France all showing increasing signs of weakness in manufacturing output and domestic demand and auto sales at a 20-year low. Lack of credit availability remains a burden, particularly for SMEs and the Eurozone unemployment rate has hit a new peak (12.2% in June), with youth unemployment particularly high. Crisis management appears to be improving, the contagion from the recent Cyprus banking crisis and upheaval from the Italian elections was minimal, and Italian and Spanish bond yields have fallen significantly since their peak in mid-2012. Whilst European Union leaders are not yet moving to stimulate growth, the increasing unhappiness of the region’s voters with their policymakers and deeper recession have recently led to some austerity relief: the deadlines to meet the 3% fiscal deficit targets have been extended, lowering fiscal tightening from 1% of GDP in 2013 to 0.2% in 2014. EU27 GDP fell by 0.3% year-on-year in 2012 from 1.6% growth in 2011 and is estimated to have fallen by 0.6% in the first half of 2013.

Emerging markets did not offset the slowdown of developed markets in 2012, unlike in 2010 and 2011, and are unlikely to do so in 2013, reflecting weakness in export demand to Europe and a slowdown in China.  In 2012, China saw 7.8% year-on-year growth (compared to 9.3% in 2011), with a further slowdown to 7.6% year-on-year in the first half of 2013,  as the government announced measures to support long-term growth, rebalancing the economy away from an investment led to a consumer driven growth model. Chinese output and investment also slowed in the first half of 2013, despite high levels of credit availability. In June 2013, the People’s Bank of China’s (PBOC) initial refusal to intervene in the interbank market when banks were running low on cash caused the interbank lending rate to soar and sparked a credit crunch and increased downside risk, which indicated that policymakers were willing to tolerate slower growth in the short-term.  In India, countercyclical policy aimed at tackling inflation led to a slowdown during the second half of 2012 and through the first half of 2013.

In the first half of 2013, the global economy is estimated to have grown by 2% year-on-year, slower than the 2.3% year-on-year growth in the second half of 2012 as the Eurozone crisis continued to undermine confidence and output. Developed economies outside the EU27 continued to grow, with Japanese growth estimated at 0.6% year-on-year during the first half of 2013 as opposed to 0.3% in the second half of 2012, supported in part by the Prime Minister Shinzo Abe’s economic stimulus policies.

In line with economic growth, OECD industrial production declined in the first half of 2013, contracting by 0.5% year-on-year, compared to a contraction of 0.4% year-on-year in the second half of 2012. The slowdown in output in the developed world reflected falling business confidence in light of uncertainty in the Eurozone, while construction continues to remain weak in several OECD countries. At the same time, underlying steel demand has slowed in non-OECD countries with industrial output growth estimated at 4.1% year-on-year in the first half of 2013 compared to 4.6% in the second half of 2012.

Despite strong steel production growth in China, lower real demand for steel elsewhere has reduced demand for raw materials, pushing prices for iron ore and coal down in the second quarter of 2013. This impact is amplified as changes in raw material prices feed back into demand for steel as both end-user and stockists destock. Therefore, despite global apparent steel consumption (ASC) increasing by 1.6% in 2012, demand in the world outside China is estimated to have declined marginally during the first half of 2013. Apparent steel consumption is estimated to be down over 5% year-on-year in both Europe and the United States, the difference being that in Europe this has followed a dramatic 9% fall during 2012, compared to a 7.5% rise in the United States in 2012. Chinese ASC has actually accelerated during the first half of 2013 and is up over 8% year-on-year, following growth under 2% last year.

Steel Production[2]

Annualized world crude steel production, which had bottomed in March 2009 at 1.1 billion tonnes annualized, recovered to just under 1.4 billion tonnes for the year 2010 (+15.7% y-o-y) and rose to just under 1.5 billion tonnes in 2011 (+7.3% y-o-y). In 2012, there was a further 1.2% year-on-year increase to 1.51 billion tonnes, driven by Chinese growth.

[2] Source: Global production data is from the 66 countries for which monthly production data is collected by the World Steel Association.

Steel output in China set another record in 2012 reaching 709 million tonnes (+3.5% higher than 2011) as the weak growth in the first half and a slump in the summer was compensated by a stronger second half and the government’s pro-growth policies led to a pick-up in end-user demand. In the first half of 2013, Chinese output amounted to 785 million tonnes, up by 8.5% over the same period in 2012 due to strong production as domestic demand grew by approximately 8.5% and exports increased by 12.6% in the first half of 2013.  As a share of global production, Chinese output represented 49.3% in the first half of 2013, compared to 46.7% in the first half of 2012.

Global production (annualized) outside of China in 2012 decreased 0.8% year-on-year to 802 million tonnes compared to 808 million tonnes produced in 2011. This was mainly due to production declining -4.7% year-on-year in the European Union to 170 million tonnes due to the ongoing economic crisis. In addition, production decreased in South America by -3.0% year-on-year to 47 million tonnes, in Africa by -3.0% year-on-year to 14.8 million tonnes and by -1.2% year-on-year in CIS to 111 million tonnes. Japanese output was relatively stable, down only -0.1% year-on-year to 107 million tonnes. In contrast, the NAFTA region saw an increase of 2.6% year-on-year to 121 million tonnes, India was up 4.3% year-on-year to 77 million tonnes and South Korea grew 1.2% year-on-year to 69 million tonnes.  Global annualized production outside of China in the first half of 2013 was 807 million tonnes, down 2.4% from the 827 million tonnes produced in the first half of 2012. This reflected production decreases in the first six months of 2013 compared to the first six months of 2012 in NAFTA (-5.5% to 118 million tonnes), the European Union (-4.8% to 170 million tonnes), South America (-4.4% to 45 million tonnes) and CIS (-2.7% to 111 million tonnes).

Annualized production in the first half of 2013 compared to the first half of 2012 was up in Japan (+1.2% to 109 million tonnes), India (+2.5% to 79 million tonnes) and Taiwan (+9% to 23 million tonnes). South Korean crude steel production was down -5.3% to 66 million tonnes for the same period.

Despite the global increase in production during the first six months of 2013 led by growth in Chinese production, global output outside China remained below the pre-crisis peak levels seen in the first six months of 2008. Indeed output is down 15.3% in NAFTA, 23.1% in EU27, 8.0% in South America and 15.5% in CIS region. At the same time, output in Japan and Africa was down around 11.6% and 16.5% respectively. The key regions to see higher production in the first half of 2013 as compared to the same period in 2008 were India (up 46%), South Korea (up 20%), the Middle East (up 35%) and China (up 48%).

Steel Prices[3]

Steel prices in Europe steadily improved during the first quarter of 2013, with spot hot rolled coil (“HRC”) reaching €490-510 ($650-675) per tonne, with some deals possible at €520 ($695) per tonne in February 2013, up from the €460-475 ($590-610) per tonne in November and €480-495 ($630-650) per tonne in December 2012.

In Southern Europe, prices weakened to €480-500 ($620-650) per tonne towards the end of first quarter of 2013. In the United States, steel prices experienced a seasonal slowdown in activity at the end of 2012, resulting in prices declining to $680 per tonne in January 2013, from the peak of $715 per tonne in November 2012. Since then, domestic steel producers have made several attempts to restore prices to $715 per tonne for HRC, with very limited success during the first quarter of 2013.

During the second quarter of 2013, demand remained weak in Europe, and prices softened across Europe.  Spot HRC reached €430-450 ($570-590) per tonne in Northern Europe and €420-440 ($555-580) per tonne in Southern Europe, showing no real signs of improvement despite import offers being relatively unattractive and partly due to the weaker euro/U.S. dollar exchange rate. In the United States, scrap #1 Busheling declined during the second quarter, which weakened market sentiment and resulted in cautious buying behavior, as shown in the decrease in the spot HRC price to $650 per tonne in April and the low of $630 per tonne reached in May. Firm automobile and strong construction fundamentals in combination with some domestic production disruptions led prices to spike in June 2013, reaching over $680 per tonne. In China, 2012 ended with an optimistic mood and the leading Chinese mills announcing price increases for January 2013. This was supported by an upward trend in raw material prices driven by strong restocking and stronger industrial production growth and sentiment. However, after reaching a peak in February 2013, domestic HRC prices in China softened continuously through the second quarter of 2013. Exports from Asian suppliers competing with CIS producers for scarce international demand also put pressure on international reference prices, with slab prices down to $450-460 Cost and Freight (“CFR”) in South East Asia, by the end of the second quarter of 2013.

Downward pressure on pricing for construction related long products has continued, due to depressed demand in Europe in the first half of 2013. Overall, rebar and medium section prices have declined since the beginning of 2013. From the January peak of €505-535 ($670-710) per tonne, rebar prices ended the first quarter of 2013 at €470-510 ($610-660) per tonne and continued to deteriorate, reaching €460-480 ($600-630) per tonne in June 2013. Similarly, medium sections peaked in January 2013 at €600-650 ($795-865) per tonne and dropped to €570-590 ($735-765) per tonne by end of first quarter of 2013 and to €540-550 ($710-725) per tonne in June 2013. In Turkey, imported scrap prices remained firm during the first quarter of 2013 at around $400 CFR, up from prices of $385-

[3] Source: Steel Business Briefing (SBB)

395 CFR in December 2012, but then suffered a sharp drop towards the end of the second quarter of 2013, to $340-345 per tonne CFR in June, which translated into lower finished product prices in the Mediterranean region. The Turkish rebar export price ended 2012 at $585-595 per tonne Free on Board (“FOB”), and followed scrap price evolution during first quarter of 2013, ranging between $600-610 per tonne FOB. At the end of the second quarter of 2013, Turkish rebar export price was at $565-570 FOB, down from $600-605 per tonne FOB in March, in line with the scrap price trend.

Higher costs have supported higher prices for industrial long products, with prices steadily improving through the first quarter of 2013 and, in Europe, supported quarterly contract prices in the second quarter of 2013. Pricing for industrial longs is more and more decoupled from commodity prices that are closely linked to scrap price movements. Nonetheless, industrial long prices also experienced a downward correction during the second quarter, driven by lower iron ore and coal prices as most industrial longs are produced through Basic Oxygen Furnace (“BOF”) route.

Pricing for industrial long products steadily improved throughout the first quarter of 2013 as compared to the fourth quarter of 2012, on the back of higher costs. However, without robust demand and given the extent of the price spread against commodity grades, prices continue to be under pressure, and decreased at the end of the second quarter of 2013.

Current and Anticipated Trends in Steel Production and Prices

While seasonality impacts steel production, with for example summer shutdowns the norm in many European countries, ArcelorMittal expects steel production to be stronger in the second half of 2013 than during the second half of 2012. In Europe, indicators are slowly improving but the weakness of demand during the first half of 2013 leads the Group to expect steel demand to decline 1.5% to 2.5% in 2013 in EU27.  World ex-China production actually declined during the first half of 2013 but is likely to see growth in the second half of 2013, as the rate of decline in Europe slows, European production stabilizes at a low level and year-on-year comparisons become easier, as production declined during the second half of 2012. Chinese production, on the other hand, is likely to slow down from the unsustainably high levels in the first half of 2013; in line with slowing domestic demand. Growth in the United States has been negatively affected by the sequester and destocking, and the Group has lowered its growth expectations for the United States.  U.S. steel production is, however, likely to pick-up from the low levels seen during the first half as stockists begin to re-stock from current low inventory levels and U.S. residential construction continues to grow, despite declining public non-residential construction.

Steel prices have begun to rebound in some regions from the low levels seen during the second quarter, particularly in the United States, supported by stronger scrap prices and restocking. Chinese prices have also begun to recover from very low levels but prices in Europe were the last to respond due to the weakness of underlying real demand and the seasonal summer impact. Further improvement in steel prices will depend on an increase in sustainable real demand and no further exacerbation of the Eurozone debt crisis or a hard landing in China, both of which would dampen raw material prices. Low inventory levels at the end of the first half of 2013 are expected to lend support to an increase in apparent demand in the second half of the year.

Raw Materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their recent lows during the global financial crisis of 2008/2009, but have since recovered with a greater degree of volatility. The main driver for the rise in input prices has been robust demand from China, the world’s largest steel producing country. For example, in each of 2011, 2012 and the first half of 2013, iron ore reached high levels well above $100 per tonne (e.g. $193 on February 2011, $140 in December 2012 and $160 in February 2013) due to a lag in additional seaborne supply compared to increased demand for iron ore on the seaborne market, with high cost domestic iron ore in China filling the demand gap.

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, from 2009 onwards, ArcelorMittal has not been able to fully pass raw materials cost increases onto customers as its steel markets are structurally oversupplied and fragmented. This has resulted in a partial decoupling of raw material costs (mainly driven by Asian market demand) from steel selling prices achieved in the European market, and consequently increased risk of margin squeeze.

Until the 2010 changes in raw materials pricing systems described below under “—Iron Ore”, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments. In the first half of 2010, the traditional annual benchmark pricing mechanism was abandoned, with the big three iron ore suppliers (Vale, Rio Tinto and BHP

Billiton) adopting a quarterly index-based pricing model. The new model operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index. The new system has since generally been adopted by other suppliers although some iron ore suppliers continue to offer an annual price for their long-term contracts. The price trend as well as pricing mechanism for coking coal has followed a similar trend, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Following this transition to shorter-term pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility. Pricing cycles were further shortened in 2012 and the first half of 2013 as high volatility of prices continued. Since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanism, but spot purchases also appear to have gained a greater share of pricing mechanisms as steelmakers developed strategies to benefit from increasing spot market liquidity and volatility.

Iron Ore

In the first quarter of 2012, spot iron ore prices were stable at $143 per tonne, whereas in the second quarter of 2012, there was higher volatility with prices reaching $150 per tonne in April, declining to $132 per tonne in mid-May and then hovering around $135 to $138 per tonne in June.

This price drop and volatility in the second quarter of 2012 reflected the slowing Chinese economy and economic difficulties in Europe, which drove further decline of end user demand for steel and iron ore.  Some temporary support of moderately high prices in the first half of 2012 was provided by the export ban put in place by the Indian government, which limited seaborne supply of Indian iron ore. However, at the beginning of the third quarter of 2012, the weakness in real demand for seaborne iron ore prevailed. Low buying activity, due to combined effects of weak economic sentiment, low seasonal demand and pressure on steelmaking margins, resulted in record sharp drop in the spot price, which, on September 7, 2012, dropped to a three-year low of $88.5 per tonne.

In the second half of 2012, spot prices per tonne ranged from $135.25 in beginning of July to $106.5 in end of September and $144.5 at the end of December, with particularly high volatility in December, due to restocking activities in China. This volatility reflected economic uncertainties in Europe as well as in China.

In the first quarter of 2013, spot iron ore prices initially increased, reaching the peak price of $160 per tonne in the second half of February, and then gradually decreased in the second quarter of 2013, with average prices of $137.4 per tonne in April and $124.7 per tonne in May and then down to an average price of $114.5 per tonne in June. High iron ore spot prices in the first quarter of 2013 were supported by strong steel production in China, seasonally weaker supply of the seaborne iron ore and bullish expectations on demand growth from steel end-consumers, especially from the construction sector in China. By the end of the second quarter of 2013, iron ore spot prices remained volatile and were mainly driven by the uncertainty of the outlook for steel demand in China.

Coking Coal and Coke

Pricing for coking coal has been affected by changes to the seaborne pricing system, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Pricing cycles have further shortened from 2012 and beyond with a rapid development of the spot market.

The seaborne coking coal market transitioned in 2012 from tight supply in the first half of the year to technical oversupply by the end of the year. As supply has been progressively restored in Australia following the rain event and demand has decreased due to ongoing economic uncertainty, prices began to decrease further, with the benchmark price settlement for the fourth quarter of 2012 at $170 per tonne, a substantial decline from $235 per tonne in the first quarter. In parallel, the spot market, as reflected by the various index providers, also decreased over 2012 in line with progressively improved supply, with a noticeable price gap between premium coal and non-premium coals.

The rain season in Australia in the first half of 2013 was mild, with no significant supply disruptions, which supported a sustained recovery of the market supply base.  The decline in prices therefore continued in the first half of 2013, with the benchmark price settlement for the first quarter of 2013 at $165 per tonne. In parallel, the spot market decreased over the first half of 2013 with a premium reference product (Australian hard coking coal), reaching a low of $129.5 per tonne in June 2013. A significant gap between contract and spot prices has further contributed to a development of the spot market. Benefiting from lower seaborne prices, China has made a strong entry into the seaborne import market and boosted its imports from Australia from ~13.9 million tonnes in 2012 to an annual import rate of 29.1 million tonnes in 2013 (based on 2013 imports through May 2013). In total, China imported 30.6 million tonnes of coking coal from January to May 2013 period, a significant increase of 62.7% year-on-year.

Low seaborne prices in 2013 put pressure on the profits of seaborne suppliers and affected the cash flows of big miners, resulting in the closure of certain high-cost mines in Australia and US. ArcelorMittal expects further mining capacity closures in the second half of 2013 due to continued strong domestic supply in China at current price ranges.

In the first half of 2013, ArcelorMittal continued to leverage its extensive supply chain, diversified supply portfolio and contracts flexibility to capture a maximum value from the market price volatility and rapidly changing pricing environment.

Scrap

Scrap prices increased by €6 per tonne in January, but then decreased by €14 per tonne in February 2013. In March and April 2013, the scrap market remained stable at an average of €294 per tonne, until a major price decline occurred in May 2013, when prices decreased €14 per tonne to €280 per tonne, followed by another decrease of €21 per tonne in June 2013 to reach €259 per tonne. With these two major decreases, the market appears to be at a low, and it is expected that prices will increase to May levels in the third quarter of 2013.

The Eurofer Index for demolition scrap was at an average of €287 the first half of 2013. In NAFTA, prices followed a different trend, and scrap price has shown much more stability. The decrease between peak price in March to the lowest price in June was only $33 per tonne, while in Europe the gap between the peak price in January and the lowest price in June was €46 per tonne.

Turkish scrap imports slipped by 28.9% in the first quarter of 2013 on an annualized basis compared to the 2012 total of 22.4 million metric tons, as per data from Turkish Statistical Institute (TUIK).

China imported a total of 1.276 million metric tonnes of scrap in the first quarter of 2013, according to China Customs figures released April 26. This was down 1.16% year-on-year. According to China Association of Metal scrap Utilization (CAMU) in 2012 China’s scrap imports decreased 26% year-on-year from 6.77 million metric tonnes in 2011 to 4.97 million metric tonnes.

Alloys and Base Metals (Manganese)[4]

The underlying price driver for manganese alloys is the price of manganese ore, which increased by 8.6% from the level of $5.25 per dry metric tonne unit (“dmtu”) (for 43% lump ore) on Cost, Insurance and Freight (“CIF”) China in January 2013 to $5.70 per dmtu in June 2013, due to increased demand from China.

During first half of 2013, prices for manganese alloys did not follow the trend of manganese ore due to oversupply. Prices of high carbon ferro Manganese decreased by 4.85% (from $1,086 to $1,034 per tonne), and prices of silico manganese also decreased by 4.75% (from $1,212 to $1,154 per tonne). Prices for medium carbon ferro manganese increased by 2.4% (from $1,617 to $1,650 per tonne) due to supply adjustments from South Africa.

Base Metals (Zinc)[5]

Base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in the first half of 2013 was $1,936 per tonne, representing a decrease of 0.5% as compared to the average price for 2012 ($1,946 per tonne). The January average price was $2,033 per tonne while the June average price was $1,839 per tonne, with a first half low at $1,759 per tonne on June 27, 2013. Stocks registered at the London Metal Exchange (“LME”) warehouses now stand at 1,050,400 tonnes, representing a decrease of 159,400 (13.2%) tonnes compared to the beginning of 2013 (1,209,800 tonnes).

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in 2013 remained low, in line with the low coal and natural gas prices. In Europe, the market has been affected by poor demand and high erratic renewable production, which resulted in prices below €40 per MWh for the first time since 2005, both in spot and year ahead markets.  The need for investment in replacement and additional power generating capacity by providers and in improved electricity grid stability due to volatility from renewable suppliers remains clear and fuels “capacity market” debates, but is still not apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are historically linked with petroleum prices but a significant spot market is developing to a point that supplies are now getting balanced between two pricing systems. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, which are currently focused on the Middle East and Egypt.

[4] Prices for high grade manganese ore are typically quoted for ore with 44% manganese content

[5] Prices included in this section are based on the London Metal Exchange (LME) cash price

In 2012, the market surplus of Liquefied Natural Gas (“LNG”) was absorbed by increased demand in Asia, especially in Japan for electricity production following the Fukushima disaster and in China to meet growing natural gas requirements. Given the limited new capacity coming into the market in 2013 – 2014, LNG spot supply conditions remain difficult, especially for supplies to Asia where spot prices can increase to the oil-heat equivalent of $17 to $18 per MMBritish thermal unit (“MMBtu”) when disruptions & force majeure occur.

In the United States, abundant unconventional gas production continued to replace steam coal to produce power, leading to a significant increase in demand, and projects to build liquefaction facilities for export to Asia continue to develop. In that context, prices in North American markets recovered in the first half of 2013, averaging $ 3.7 per MMBtu and up from $2.80 per MMBtu in 2012.

In Europe, gas demand remains very low and the gap between long-term oil-indexed contracts and spot gas prices decreased due to ever-going contracts renegotiation and arbitration putting pressure on oil indexed prices, while spot prices slightly increased from $9 to $10 per MMBtu in the first half of 2013.

Ocean Freight[6]

Market rates remained below operating costs for most of the first half of 2013, due the uneven balance of ships and demand. The Baltic Dry Index (“BDI”) averaged around 842 points in the first half of 2013, representing an 8% drop on full year 2012.

Global trade is expected to grow by 5% this year, mostly driven by increased Chinese demand. While Chinese iron ore imports fell below expectations in the first quarter of 2013, the level of imports was renewed in the second quarter of 2013, due to increased Australian iron ore availability. Meanwhile Chinese coal imports increased 24% in the first four months of 2013, year-on-year. On the fleet side, deliveries continued to suppress the market, resulting in some ship demolitions where scrapped deadweight equaled a third of the deadweight delivered.

The Capesize sector was hindered in early first half of 2013 by lower Brazilian iron ore output but was then helped by stronger activity in the Pacific due to increased Australian exports into China. Overall rates remained low for most of the first half of 2013 before picking up towards the end of the second quarter of 2013. The Capesize rates averaged $6,135 per day in the first half of 2013 compared to $6,544 per day in the first half of 2012.

The Panamax sector was helped by seasonal grain and soyabean shipments out of South America but the extensive fleet kept the pressure on the rates. The Panamax rates averaged $7,415 per day in the first half of 2013 compared to $8,780 per day in the first half of 2012.

Impact of Exchange Rate Movements

After reaching a yearly low during the first quarter of 2013 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar strengthened substantially during the second quarter, especially from mid May to the end of June against the Brazilian real, the South African rand, the Argentinean peso and made new multi year highs while it remained range bound versus the Euro over the first half of 2013.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the U.S. dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in shareholders’ equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses was recycled in the consolidated statements of operations during the 2009-first quarter of 2013 period; of this amount, $92 million was recorded as income within cost of sales during the six months ended June 30, 2013, compared with

[6] Sources: Baltic Dry Index, Clarksons Shipping Intelligence Network, Associated Shipbroking, LBH, RS Platou

$295 million recorded as income within cost of sales during the six months ended June 30, 2012. The final installment of this gain was recorded in the first quarter of 2013, and it has now been fully recorded in the consolidated statements of operations. See Note 17 to ArcelorMittal’s 2012 consolidated financial statements.

Trade and Import Competition

Europe[7]

While import competition in the European Union steel market reached a high of 37.5 million tonnes of finished goods during 2007, equal to 18.9% of steel demand, as demand has decreased, imports have also declined, reaching a low of 15 million tonnes in 2009, equal to an import penetration ratio of 12.6%. In 2010, imports recovered to 18.4 million tonnes but a similar increase in domestic deliveries resulted in an import penetration ratio of 12.7%.

In 2011, a rise in finished imports to 23.1 million tonnes resulted in the import penetration ratio increasing to 15%. As demand in Europe has continued to decline, imports again declined in 2012. Imports fell 31.5% year-on-year in the first half of 2012, pushing down the penetration ratio to 12% and again down 23.8% year-on-year in the second half of 2012, with the penetration ratio falling slightly to 11.9% for the year. Overall in 2012, finished imports for 2012 fell by 28.2% over the previous year.

In the first half of 2013, imports are back up to 9.9 million tonnes, or 8.8% higher than the same period in 2012, with penetration at 13.8%. The imports mainly increased in southern European countries where demand has been weaker than in the North, with a large proportion of the imports originating from China and Russia.

United States [8]

After reaching a record level of 32.5 million tonnes in 2006, or an import penetration ratio of 27.1%, total finished imports bottomed at 12.9 million tonnes in 2009, representing an import penetration ratio of 22.2%. In 2010, imports recovered to 17.1 million tonnes but a similar rise in demand resulted in a minor drop in import penetration to 21.1%. The import penetration in 2011 remained relatively stable at 21.7%, although imports edged up to 19.7 million tonnes together with stronger finished steel consumption.

Finished imports during the first half of 2012 increased by 22.6% year-on-year and despite stronger demand, the import penetration ratio increased to 24.1%.  Imports in the second half of the year were weaker than the first half levels (although they remain up 13.5% year-on-year), with the import penetration ratio falling to 23.7%. Overall for 2012, finished imports increased 18.1% year-on-year to 23.4 million tonnes with penetration at 23.9%.

Estimates for June 2013 based on import licenses suggests that finished steel imports would be down 9.1% in the first half of 2013 compared to the first half of 2012. Penetration has also fallen back but only slightly to 23.3% as apparent demand declines as stockists have cut back steel inventory levels during the first half of 2013. Overall steel imports have fallen around 10% year-on-year during the first half of 2013, as imports of semi-finished steel declined by over 13% year-on-year.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. However, given the current economic uncertainties in the developed economies, combined with a slowdown in emerging regions such as China and India, consolidation transactions decreased significantly in terms of number and value in 2012 and this trend is expected to continue in 2013 until prices stabilize and supply demand balance out in the context of worldwide structural overcapacity.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America; and expansion in North and South America by Brazilian steel company Gerdau. Most recently, on October 1, 2012, Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. completed their merger and created the world’s second-largest steel company. On December 28, 2012, Outokumpu  and Inoxum, ThyssenKrupp’s stainless steel division, completed their merger in order to create the worldwide leader in stainless steel.

As developed markets continued to present fewer opportunities for consolidation, steel industry consolidation also began to slow down substantially in China in 2012. Despite being a key initiative of the five-year plan issued in March 2011, the concentration process of

[7] Source: Eurostat trade data to April 2013, estimates for May and June 2013

[8] Source: U.S. Department of Commerce, customs data to May 2013 and import licenses for June 2013 the steel industry that is expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore declined as a result of the slowing economy. This situation could affect the Chinese government’s objective for the top ten Chinese steel producers to account for 60% of national production by 2015 and for at least two producers to reach 100 million ton capacity in the next few years.

Merger and acquisition activity is expected to remain active in the Indian steel and mining industry though at a lower pace considering the current economic slowdown. The country has become the world’s third largest steel consumer after China and the United States and is expected to become soon the world’s second largest steel producer worldwide. The integration of Ispat Industries into JSW Steel was a major consolidation step in 2010.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to improved bargaining power relative to customers and, crucially, suppliers, which tend to have a higher level of consolidation. The wave of steel industry consolidation in the previous years has followed the lead of raw materials suppliers, which occurred in an environment of rising prices for iron ore and most other minerals used in the steel-making process. The merger of Cliffs Natural Resources and Consolidated Thompson in 2011 was a significant consolidation move in North America which, at the same time, strengthened vertical relationships into the Chinese steel market. In the context of volatile prices and an overall decline since 2011, which is expected to continue in 2013 given the large additional supply expected to come on line, iron ore producers continue to seek consolidation that would strengthen their options whatever the direction of future price trends. There are still only four primary iron ore suppliers in the world market. Consolidation among other mining companies is also in progress, as evidenced by the completion of the merger between Xstrata and Glencore on May 2, 2013.

A. Operating Results

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Distribution Solutions and Mining.

The  following discussion and analysis should be read in conjunction with ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2012, including the consolidated financial statements appearing therein, and the condensed consolidated financial statements for the six months ended June 2013 included in the Company’s filing on Form 6-K dated as of August 2, 2013.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2013 as compared to six months ended June 30, 2012

Sales, Steel Shipments and Average Steel Selling Prices and Mining Production

ArcelorMittal’s sales were lower at $39.9 billion for the six months ended June 30, 2013, down from $45.2 billion for the six months ended June 30, 2012, primarily due to a drop in average steel selling prices and shipments.

ArcelorMittal’s steel shipments decreased by 4% to 42.3 million tonnes for the six months ended June 30, 2013, from 43.9 million tonnes for the six months ended June 30, 2012. Average steel selling prices decreased by 6% for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. Average steel selling prices decreased in every segment, reflecting a general softening in market sentiment.

ArcelorMittal had iron ore and coal production (own production of iron ore and coal, excluding supplies sourced under strategic contracts) of 28.1 million tonnes and 4.0 million tonnes, respectively, for the six months ended June 30, 2013, an increase of 2% and decrease of 5%, as compared to 27.6 million tonnes and 4.2 million tonnes, respectively, for the six months ended June 30, 2012. The increase in iron ore production resulted primarily from expanded operations in Liberia and Canada while the decrease in coal production was mainly related to the Company’s Russian operations.

The following tables provide a summary of sales at ArcelorMittal by reportable segment and mining production for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012.

		Sales for the six months ended June 30,*		Changes in
	Segment	2012 (in $ millions)	2013 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	Flat Carbon Americas	10,629	9,647	(9)	(4)	(7)
	Flat Carbon Europe	14,942	13,737	(8)	(2)	(5)
	Long Carbon Americas and Europe	11,461	10,523	(8)	(4)	(5)
	AACIS	5,464	4,244	(22)	(8)	(11)
	Distribution Solutions	8,723	7,150	(18)	(11)	(6)
	Mining	2,900	2,550	(12)	-	-
	Total	45,181	39,949	(12)	(4)	(6)

*	Amounts are prior to inter-company eliminations (except for total) and include non-steel sales

				Six months ended June 30,
	Mining shipments (million tonnes) [1]			2012	2013
	Total iron ore shipments [2]			26.9	26.8
	Iron ore shipped externally and internally and reported at market price [3]			15.0	15.5
	Iron ore shipped externally			5.5	4.3
	Iron ore shipped internally and reported at market price [3]			9.5	11.2
	Iron ore shipped internally and reported at cost-plus		[3]	11.9	11.3

	Total coal shipments [4]			4.11	3.82
	Coal shipped externally and internally and reported at market price [3]			2.59	2.40
	Coal shipped externally			1.72	1.74
	Coal shipped internally and reported at market price [3]			0.87	0.66
	Coal shipped internally and reported at cost-plus		[3]	1.52	1.42

(1)

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

(2)

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

(3)

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

(4)	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Six months ended June 30,
	Iron ore production (million metric tonnes) [1]	Type	Product	2012	2013
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	15.0	15.1
	South America	Open pit	Lump and fines	1.7	1.9
	Europe	Open pit	Concentrate and lump	1.0	1.0
	Africa	Open pit / Underground	Fines	2.6	2.6
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	7.3	7.5
	Total own iron ore production			27.6	28.1
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	3.1	3.1
	Africa [4]	Open pit	Lump and fines	2.7	2.4
	Total strategic long-term contracts - iron ore			5.8	5.5

	Total			33.4	33.6

(1)	Total of all finished production of fines, concentrate, pellets and lumps.
(2)	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
(3)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
(4)

Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended) have been on a fixed-cost basis since March 1, 2010.

				Six months ended June 30,
	Coal production (million metric tonnes)			2012	2013
	Own mines
	North America			1.25	1.39
	Asia, CIS & Other			2.94	2.63
	Total own coal production			4.19	4.02
	North America [1]			0.15	0.17
	Africa [2]			0.15	0.17
	Total strategic long-term contracts - coal			0.31	0.34

	Total			4.50	4.36

(1)	Includes strategic agreement - prices on a fixed price basis.
(2)	Includes long term lease - prices on a cost-plus basis.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment decreased 9% to $9.6 billion for the six months ended June 30, 2013, from $10.6 billion for the six months ended June 30, 2012, due to a 4% decrease in steel shipments and 7% decrease in average steel selling prices.

Total steel shipments in the Flat Carbon Americas segment decreased 4% to 11.0 million tonnes for the six months ended June 30, 2013, from 11.4 million tonnes for the six months ended June 30, 2012. The decrease in steel shipments was primarily related to lower crude steel production in the United States due to labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West, for which reductions in inventory and supplies from other Flat Carbon Americas units partially mitigated the market impact.

Average steel selling price in the Flat Carbon Americas segment decreased 7% to $825 per tonne for the six months ended June 30, 2013 from $883 per tonne for the six months ended June 30, 2012, which reflected lower demand and decreasing trend in raw material prices and low market sentiment.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment decreased 8% to $13.7 billion for the six months ended June 30, 2013, from $14.9 billion for the six months ended June 30, 2012, primarily due to a 2% decrease in steel shipments and a 5% decrease in average steel selling prices.

Total steel shipments in the Flat Carbon Europe segment decreased 2% to 14.0 million tonnes for the six months ended June 30, 2013, from 14.2 million tonnes for the six months ended June 30, 2012. The decrease was primarily driven by lower demand compared to the first half of 2012, itself due to macroeconomic conditions.

Average steel selling price in the Flat Carbon Europe segment decreased 5% to $830 per tonne for the six months ended June 30, 2013 from $872 per tonne for the six months ended June 30, 2012, which reflected lower demand and decreasing trend in raw material prices.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment decreased 8% to $10.5 billion for the six months ended June 30, 2013, from $11.5 billion for the six months ended June 30, 2012, primarily due to a 4% decrease in steel shipments and a 5% decrease in average steel selling prices.

Total steel shipments in the Long Carbon Americas and Europe segment decreased 4% to 11.2 million tonnes for the six months ended June 30, 2013, from 11.6 million tonnes for the six months ended June 30, 2012, primarily due to lower volumes in Europe following lower demand.

Average steel selling price in the Long Carbon Americas and Europe segment decreased 5% to $853 per tonne for the six months ended June 30, 2013 from $898 per tonne for the six months ended June 30, 2012, primarily driven by softening of market sentiment in Europe and weakness in international prices.

AACIS

Sales in the AACIS segment decreased 22% to $4.2 billion for the six months ended June 30, 2013, from $5.5 billion for the six months ended June 30, 2012, primarily due to an 8% decrease in steel shipments and an 11% decrease in average steel selling prices.

Total steel shipments in the AACIS segment decreased 8% to 6.2 million tonnes for the six months ended June 30, 2013, from 6.7 million tonnes for the six months ended June 30, 2012, primarily due to lower volumes in South Africa, caused by fire disruption at the Vanderbijlpark site, and Kazakhstan.

Average steel selling price in the AACIS segment decreased 11% to $621 per tonne for the six months ended June 30, 2013 from $696 per tonne for the six months ended June 30, 2012, primarily due to weak market conditions in CIS and internationally.

Distribution Solutions

Sales in the Distribution Solutions segment decreased 18% to $7.2 billion for the six months ended June 30, 2013 from $8.7 billion for the six months ended June 30, 2012, primarily due to an 11% decrease in steel shipments and a 6% decrease in average steel selling prices.

Total steel shipments in the Distribution Solutions segment decreased 11% to 8.1 million tonnes for the six months ended June 30, 2013, from 9.1 million tonnes for the six months ended June 30, 2012, due to weaker demand in Europe and the reduction of export business in the CIS operations. Shipments for the six months ended June 30, 2012 included the shipments from Skyline Steel which was disposed of end of June 2012.

Average steel selling price in the Distribution Solutions segment decreased 6% to $862 per tonne for the six months ended June 30, 2013 from $920 per tonne for the six months ended June 30, 2012, primarily driven by softening of market sentiment in Europe.

Mining

Own iron ore production (not including supplies under strategic long-term contracts) in the six months ended June 30, 2013 was 28.1 million metric tonnes, 1.8% higher than in the six months ended June 30, 2012, primarily due to higher production at our Canadian operations and Liberia.

Own coal production (not including supplies under strategic long-term contracts) in the six months ended June 30, 2013 was 4 million metric tonnes, representing a decrease of 4% compared to the six months ended June 30, 2012, due to deteriorating geological condition in the Company’s Russian coal operations.

Sales in the Mining segment decreased 12% to $2.55 billion for the six months ended June 30, 2013 from $2.90 billion for the six months ended June 30, 2012. Sales of marketable iron ore and coal (internal market-priced and sales to external customers) decreased 14% to $1.9 billion for the six months ended June 30, 2013 from $2.2 billion for the six months ended June 30, 2012. Sales to external customers were $0.64 billion for the six months ended June 30, 2013 representing a 33% decrease compared to $0.96 billion for the six months ended June 30, 2012. The decrease in sales to external customers was primarily due to lower shipments from own mines for iron ore and lower average selling prices of iron ore and coal in line with decreases in international reference prices. Lower shipments to external customers for iron ore accounted for approximately $0.1 billion of the decrease in sales and lower selling prices for $0.1 billion. Iron ore shipments to external customers decreased by 22% from 5.5 million tonnes for the six months ended June 30, 2012 to 4.3 million tonnes for the six months ended June 30, 2013. Sales of marketable iron ore (internal market-priced and sales to external customers) increased by 3% from 15.0 million tonnes for the six months ended June 30, 2012 to 15.5 million tonnes for the six months ended June 30, 2013. The decrease in external shipments was due to, and more than offset by, higher supplies internally at market prices due to higher contracted base demand from within the group. Coal shipments to external customers increased 1% from 1.72 million tonnes to 1.74 million tonnes. With respect to lower average selling prices, for example, the average benchmark iron ore price per tonne of $136.9 CFR China and the average benchmark price for hard coking coal FOB Australia were 3.8% and 29.2% lower for the six months ended June 30, 2013 than for the six months ended June 30, 2012, respectively. It should be noted, however, that there may be no direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income

ArcelorMittal’s operating income for the six months ended June 30, 2013 amounted to $756 million, compared to operating income of $2.0 billion for the six months ended June 30, 2012.

During the six months ended June 30, 2013, ArcelorMittal’s operating income was affected by lower steel shipments as well as by a margin squeeze in both the steel and mining businesses, reflecting an overall decline in average selling prices due to softening in market sentiment.

Operating income for the six months ended June 30, 2013 was positively affected by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada in the Flat Carbon Americas segment. Operating income for the six months ended June 30, 2012 was positively affected by a gain on disposal of Skyline Steel ($339 million) in the Distribution Solutions segment and a curtailment gain due to changes to the employee benefits plans at ArcelorMittal Dofasco ($285 million) in the Flat Carbon Americas segment.

Operating income for the six months ended June 30, 2013 was negatively affected by restructuring charges of $173 million, primarily related to $137 million of costs incurred for the long term idling of the Florange liquid phase (including voluntary separation scheme costs, site rehabilitation/safeguarding costs, and take or pay obligations) as well as by a $67 million loss caused by fire disruption at the Vanderbijlpark site in South Africa in the first quarter of 2013. Operating income for the six months ended June 30, 2012 was affected by restructuring charges of $297 million relating primarily Flat Carbon Europe (including the closure of the primary facilities of ArcelorMittal Liège in Belgium) and Long Carbon Europe operations.

Operating income for the six months ended June 30, 2013 also included impairment losses amounting to $39 million, primarily relating to the closure of the organic coating and tin plate lines in Florange (Flat Carbon Europe) as compared to $69 million for the six months ended June 30, 2012.

Operating income for the six months ended June 30, 2013 also included a non-cash gain of $92 million relating to the unwinding of hedges on raw material purchases as compared to $295 million recorded in the six months ended June 30, 2012. The $92 million gain recorded in the first quarter of 2013 was the final installment of such income as the gain has been fully recorded in the consolidated statements of operations.

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the six months ended June 30, 2013 was $37.8 billion, as compared to $41.5 billion for the six months ended June 30, 2012 following, among other factors, declining raw material prices, primarily iron ore and coking coal. Cost of sales for the six months ended June 30, 2013 was also negatively impacted by the restructuring costs mentioned above. Selling, general and administrative expenses (“SG&A”) for the six months ended June 30, 2013 were $1.5 billion as compared to $1.6 billion for the six months ended June 30, 2012. SG&A represented 3.7% of sales for the six months ended June 30, 2013, as compared to 3.6% for the six months ended June 30, 2012.

The following table summarizes by reportable segment the operating income and operating margin of ArcelorMittal for the six months ended June 30, 2013 as compared with the six months ended June 30, 2012:

		Operating Income for the six months ended June 30,[1]		Operating Margin
	Segment	2012 (in $ millions)	2013 (in $ millions)	2012 (%)	2013 (%)
	Flat Carbon Americas	861	261	8	3
	Flat Carbon Europe	(435)	(257)	(3)	(2)
	Long Carbon Americas and Europe	465	514	4	5
	AACIS	(31)	(150)	(1)	(4)
	Distribution Solutions	321	(28)	4	-
	Mining	768	572	26	22
	Total adjustments to segment operating income and other [2]	62	(156)	-	-
	Total consolidated operating income	2,011	756

(1)	Segment amounts are prior to inter-segment eliminations.

(2)

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Six months ended June 30,
		2012 (in $ millions)	2013 (in $ millions)
	Corporate and shared services [1]	(81)	(64)
	Real Estate and financial activities	14	3
	Shipping and logistics	27	(19)
	Intragroup stock margin eliminations	123	(55)
	Depreciation and impairment	(21)	(21)
	Total adjustments to segment operating income and other	62	(156)

(1)	Includes primarily staff and other holding costs and results from shared service activities.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment for the six months ended June 30, 2013 was $261 million, as compared with operating income of $861 million for the six months ended June 30, 2012.

Operating income for the six months ended June 30, 2013 was positively affected by a $47 million fair valuation gain relating to DJ Galvanizing in Canada, a joint operation in which the Company acquired the remaining 50% interest held by the other joint operator. Operating income for the six months ended June 30, 2012 was positively impacted by the curtailment gain of $285 million resulting from the changes to the pension plan and health and dental benefits in ArcelorMittal Dofasco in Canada.

Operating income for the six months ended June 30, 2013 was negatively impacted by lower volumes and price-cost squeeze in North America partially offset by higher average selling prices in South America compared to the six months ended June 30, 2012.

Flat Carbon Europe

Operating loss for the Flat Carbon Europe segment for the six months ended June 30, 2013 was $257 million, as compared with operating loss of $435 million for the six months ended June 30, 2012.

Despite a continuous difficult economic environment in Europe resulting in lower shipment volumes and average selling prices, operating loss for the six months ended June 30, 2013 was lower than for the six months ended June 30, 2012 due to a positive price-cost effect reflecting also benefits from higher management gains and benefits from asset optimization.

Operating loss for the six months ended June 30, 2013 included restructuring costs amounting to $157 million including $137 million associated with the long term idling of the liquid phase at the Florange site in France. Operating loss for the six months ended June 30, 2012 restructuring costs amounting to $232 million as part of the asset optimization plan, of which $56 million associated with separation schemes primarily relating to Polish entities and $176 million related to the closure of the primary facilities of ArcelorMittal Liège in Belgium.

Operating loss in the first half of 2013 included a $92 million non-cash gain relating the unwinding of hedges on raw material purchases , as compared to $295 million recorded in the six months ended June 30, 2012.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the six months ended June 30, 2013 was $514 million, as compared with operating income of $465 million for the six months ended June 30, 2012.

The increase in operating income for the six months ended June 30, 2013 was primarily driven by higher volumes and improved profitability in South America.

Operating income for the six months ended June 30, 2012 was negatively impacted by impairment losses amounting to $61 million related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg and by restructuring costs totaling $46 million associated with the asset optimization plan primarily in Spanish entities.

AACIS

Operating loss for the AACIS segment for the six months ended June 30, 2013 was $150 million, as compared with operating loss of $31 million for the six months ended June 30, 2012.

Operating loss for the six months ended June 30, 2013 was affected negatively by a $67 million loss caused by fire disruption at the Vanderbijlpark site in South Africa in the first quarter of 2013.

Distribution Solutions

Operating loss for the Distribution Solutions segment for the six months ended June 30, 2013 was $28 million, as compared with operating income of $321 million for the six months ended June 30, 2012.

Operating income for the six months ended June 30, 2013 was negatively affected by lower shipments and average steel selling prices.

Operating income for the six months ended June 30, 2012 included the gain on disposal of Skyline Steel for $339 million.

Mining

Operating income attributable to the mining segment for the six months ended June 30, 2013 was $572 million, as compared with operating income of $768 million for the six months ended June 30, 2012 primarily driven by lower selling prices. In terms of selling prices, as noted above, the market price of iron ore and coal decreased on average year-on-year. Iron ore marketable volume for the six months ended June 30, 2013 was 15.5 million tonnes, compared to 15.0 million tonnes for the six months ended June 30, 2012, representing an increase of 3%. Coal marketable volume for the six months ended June 30, 2013 was 2.40 million tonnes, compared to 2.59 million tonnes for the six months ended June 30, 2012, representing a decrease of 7%. Cost of sales was stable at $1.9 billion for the six months ended June 30, 2013 and for the six months ended June 30, 2012.

Investments in Associates and Joint Ventures

Loss from investments in associates and joint ventures was $42 million for the six months ended June 30, 2013, compared to income of $103 million for the six months ended June 30, 2012. The loss was primarily related to a contingent consideration with respect to the Gonvarri Brasil acquisition made in 2008 and lower performance of European associates during the six months ended June 30, 2013.

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs for the six months ended June 30, 2013 were $1.6 billion as compared with $1.4 billion recorded for the six months ended June 30, 2012.

Net interest expense (interest expense less interest income) increased to $949 million for the six months ended June 30, 2013 as compared to $917 million for the six months ended June 30, 2012, primarily due to the interest rate “step up” clauses in most of the Company’s outstanding bonds, which were triggered by the Company’s rating downgrades that occurred in the second half of 2012 and which resulted in an increased incremental interest expense of $40 million in the first half of 2013.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairment of financial instruments) for the six months ended June 30, 2013 amounted to $685 million, as compared to costs of $484 million for the six months ended June 30, 2012. Foreign exchange and other net financing costs for the six months ended June 30, 2013 included foreign exchange loss of $153 million primarily related to the 9% devaluation of Brazilian Real versus U.S. dollar, which impacted loans and payables denominated in foreign currency.

Income Tax

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (29.22%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.

ArcelorMittal recorded a consolidated income tax expense of $196 million for the six months ended June 30, 2013, as compared to a consolidated income tax benefit of $394 million for the six months ended June 30, 2012. The increase in the income tax expense is primarily due to the increase in tax losses unrecognized as deferred tax assets for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012.

Non-controlling Interests

Net income attributable to non-controlling interests for the six months ended June 30, 2013 was $9 million as compared with net loss attributable to non-controlling interests of $1 million for the six months ended June 30, 2012.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the six months ended June 30, 2013 was $1.1 billion as compared to net income attributable to equity holders of the parent of $1.1 billion for the six months ended June 30, 2012, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of June 30, 2013, ArcelorMittal’s cash and cash equivalents, including restricted cash amounted to $6.9 billion as compared to $4.5 billion as of December 31, 2012. In addition, ArcelorMittal had available borrowing capacity of $10.0 billion under its credit facilities as of June 30, 2013, unchanged from December 31, 2012.

As of June 30, 2013, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $23.1 billion, compared to $26.3 billion as of December 31, 2012. Total debt decreased period-on-period mainly as a result of the repayment of €1.5 billion unsecured bonds and $1.2 billion unsecured notes upon maturity in June 2013. Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $16.2 billion as of June 30, 2013, down from $21.8 billion at December 31, 2012.  Net debt decreased period-on-period primarily due to improvement in cash from operations, cash proceeds from divestments, issuance of ordinary shares and of Mandatorily Convertible Subordinated Notes due 2016. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2013 was 31% as compared to 43% at December 31, 2012.

The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings. Due, among other things, to the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively, and Standard & Poor’s and Moody’s currently have ArcelorMittal’s credit rating on negative outlook. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, resulting in an increased incremental interest expense of $40 million for the six months ended June 30, 2013, and of $38 million in 2012. Regaining an investment grade rating is a strategic target for the Company.

ArcelorMittal’s principal credit facilities, which are the $6 billion revolving credit facility entered into on March 18, 2011 (the “$6 Billion Facility”), the $4 billion revolving credit facility entered into on May 6, 2010 (the “$4 Billion Facility”) and the $500 million multi-currency revolving letter of credit facility entered into on September 30, 2010, which was reduced to $450 million on October 26, 2012, contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of June 30, 2013, the Company was in compliance with the Leverage Ratio.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of June 30, 2013 and December 31, 2012.

As of June 30, 2013, ArcelorMittal had guaranteed approximately $0.8 billion of debt of its operating subsidiaries and $0.9 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2013.

		Repayment Amounts per Year
		(in billions of $)
	Type of Indebtedness As of June 30, 2013	Q313	Q413	2014	2015	2016	2017	2018	>2018	Total
	Term loan repayments
	- Convertible bonds[1]	-	-	2.3	-	-	-	-	-	2.3
	- Bonds	0.5	-	0.8	2.2	1.8	2.7	2.2	7.5	17.7

	Subtotal	0.5	-	3.1	2.2	1.8	2.7	2.2	7.5	20
	Long-term revolving credit lines
	Commercial paper [2]	0.1	-	-	-	-	-	-	-	0.1
	Other loans	0.5	0.3	0.4	0.5	0.7	0.2	0.1	0.3	3.0

	Total Debt	1.1	0.3	3.5	2.7	2.5	2.9	2.3	7.8	23.1

(1)

Represents the financial liability component of the approximately $2.4 billion of convertible bonds issued on April 1, 2009 (euro-denominated 7.25% convertible bonds due 2014 (the "Euro Convertibles") and May 6, 2009 (U.S. dollar denominated 5% convertible notes due 2014 (the "USD Convertibles")), respectively.

(2)	Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of June 30, 2013 under ArcelorMittal’s principal credit facilities.

Credit lines available	Facility Amount	Drawn	Available
$6 Billion Facility	$ 6.0	-	$ 6.0
$4 Billion Facility	$ 4.0	-	$ 4.0
Total committed lines	$ 10.0	-	$ 10.0

The average debt maturity of the Company was 6.4 years as of June 30, 2013, as compared to 6.1 years as of December 31, 2012.

Financings

Principal Credit Facilities

On March 18, 2011, ArcelorMittal entered into the $6 Billion Facility, which may be utilized for general corporate purposes and which matures in 2016. As of June 30, 2013, the $6 Billion Facility remains fully available.

On May 6, 2010, ArcelorMittal entered into the $4 Billion Facility, a three-year revolving credit facility for general corporate purposes. On September 30, 2011, the maturity date of the $4 Billion Facility was extended to May 6, 2015. As of June 30, 2013, the $4 Billion Facility remains fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. On September 30, 2011, the maturity of the Letter of Credit Facility was extended from September 30, 2015 to September 30, 2016. The Letter of Credit Facility was amended on October 26, 2012 so that letters of credit and other instruments are issued on a bilateral basis instead of through a fronting mechanism and to reduce its amount to $450 million.

2013 Capital Markets Transactions and Other Outstanding Loans and Debt Securities

On January 14, 2013, ArcelorMittal completed an offering for 104,477,612 of its ordinary shares, priced at $16.75 per share, for a total aggregate amount of $1.75billion. As a result of this offering, the aggregate number of ArcelorMittal shares issued and fully paid up increased to 1,665,392,222.

On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of $2,222 million. The notes have a maturity of 3 years, are issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless earlier converted at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes pay a coupon of 6.00% per annum, payable quarterly in arrears. The initial minimum conversion price of the MCNs was equal to $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the initial maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94), subject to adjustment upon the occurrence of certain events. The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was $384 million on the date of issuance. The value of the equity component of $1,838 million was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is recognized in equity.

On June 26, 2013, ArcelorMittal completed a zero premium cash tender offer to purchase any and all of its 4.625% Euro- denominated notes due in November 2014.  ArcelorMittal accepted to purchase €139.5 million principal amount of notes for a total aggregate purchase price (including accrued interest) of €150.1 million.  Upon settlement for all of the notes accepted pursuant to the offer, which occurred on July 1, 2013, approximately €360.5 million principal amount of 4.625% Euro-denominated notes due in November 2014 remained outstanding.

On June 28, 2013, ArcelorMittal completed the early tender portion of a zero premium cash tender offer to purchase any and all of its 6.5% U.S. dollar denominated notes due in April 2014. ArcelorMittal accepted to purchase $310.7 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $327.0 million. An additional $0.8 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $0.8 million were accepted on the final settlement date of July 16, 2013. Accordingly, a total of $311.5 million principal amount of notes were accepted for purchase, for a total aggregate purchase price (including accrued interest) of $327.8 million. Upon settlement for all of the notes accepted pursuant to the offer, approximately $188.5 million principal amount remained outstanding.

Additional information regarding the Company’s outstanding loans and debt securities is set forth in Note 16 of ArcelorMittal’s consolidated financial statements for the year ended December 31, 2012 and Note 8 of ArcelorMittal’s condensed consolidated financial statements for the period ended June 30, 2013.

True Sale of Receivables (“TSR”) Programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,408 million as of June 30, 2013. This amount represents the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $4,424 million and $5,092 million as of December 31, 2012 and as of June 30, 2013, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the six months ended June 30, 2012 and 2013 was $17.1 billion and $17.1 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the six months ended June 30, 2012 and 2013 were $103 million and $91 million, respectively.

Sources and Uses of Cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2013 and 2012:

	Summary of Cash Flows Six months ended June 30,
	2012 (in $ millions)	2013 (in $ millions)
Net cash provided by operating activities	2,780	2,057
Net cash used in investing activities	(1,795)	(1,520)
Net cash (used in) provided by financing activities	(339)	1,897

Net Cash Provided by Operating Activities

For the six months ended June 30, 2013, net cash provided by operating activities was $2.1 billion as compared with net cash provided by operating activities of $2.8 billion for the six months ended June 30, 2012, mainly as a result of lower release of working capital , lower steel shipments and average steel selling prices.

 Net cash provided by operating activities for the six months ended June 30, 2013, included a $723 million decrease in working capital (consisting of inventories plus accounts receivable less accounts payable), primarily related to an increase in payables of $1.3 billion and a decrease in inventories of $0.4 billion, partly offset by an increase in accounts receivables of $1.0, as compared to a $1.1 billion decrease in working capital a year earlier. The reduction in inventories is mainly related to lower levels of steel production and lower raw material prices for the six months ended June 30, 2013 as the average benchmark iron ore price per tonne of $136.9 CFR China and the average benchmark price for hard coking coal FOB Australia were 4% and 29% lower than in 2012, respectively, leading to a lower carrying value of raw materials and finished steel products in inventory.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2013 was $1.5 billion as compared with net cash used in investing activities of $1.8 billion for the six months ended June 30, 2012.

Capital expenditures were $1.6 billion for the six months ended June 30, 2013 as compared with $2.4 billion for the six months ended June 30, 2012. The Company currently expects that capital expenditures for the year ended 2013 will amount to approximately $3.7 billion, involving mainly sustaining capital expenditures and core growth capital expenditures in the mining segment. While most planned steel investments remain suspended, the Company restarted its Monlevade expansion project focusing on downstream facilities in Brazil during the second quarter of 2013.

ArcelorMittal’s major growth capital expenditures in the six months ended June 30, 2013 included the following major projects: Capacity expansion in Liberia; capacity expansion plan in ArcelorMittal Mines Canada and replacement of spirals for enrichment in ArcelorMittal Mines Canada.

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures completed in the last half of 2012 and in the current year, as well as those that are ongoing.

Completed Projects

	Segment	Site	Project	Capacity / particulars	Actual completion
	Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	Q4 2012
	Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	Q1 2013
	Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt / year)	Q2 2013[5]

Ongoing Projects[1]

	Segment	Site	Project	Capacity / particulars	Forecasted completion
	Mining	Liberia mines	Phase 2 expansion project	Increase production capacity to 15mt/ year (iron ore premium sinter feed concentrate)	2015[2]
	Mining	Baffinland	Early Revenue Phase	Production capacity 3.5mt/ year (iron ore)	2015[3]
	FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
	FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
	LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	2015[4]
	LCA	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt / year; Increase in melthop capacity by 0.2mt / year	2015[4]
	LCA	Monlevade (Brazil)	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3 mt / year	On hold

1	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
2

The Company’s Board of Directors has approved the Phase 2 expansion of the Liberia project that would lead to annual premium sinter feed concentrate production capacity of 15 million tonnes per annum. The first sinter feed concentrate production is expected in 2015, replacing the Phase 1 – 4 million tonnes per annum direct-shipped operation. Product specification has changed to a sinter feed which has resulted in an engineering scope change.

3

The Company’s Board of Directors has approved the Early Revenue Phase (“ERP”) at Baffinland, which requires less capital investment than the full project as originally proposed.  Implementation of the ERP is now underway with a goal to reach a 3.5MT per annum production rate by 2015. The budget for the ERP is approximately $700 million and will require the upgrading of the road that connects the existing port in Milne Inlet to the mine site as well as modifications to existing permits that are expected to be granted in 2013 and in the first half of 2014.

4

During Q2 2013 the Company has decided to resume the wire rod mill part of Monlevade expansion and rebar and meltshop expansion plan in Juiz de Fora (Brazil) with total capex estimate of $180 million. This part of the overall investment is expected to be finished in 2015. The upstream portion of the investment remains on hold.

5	Final capex for the ArcelorMittal Mines Canada expansion project is $1.6 billion. Optimization and ramp-up of project in the second half of 2013.

Investing activities for the six months ended June 30, 2013 also included an inflow of $139 million related to proceeds received from the reduction in the Company’s stake in Baffinland.

Net Cash (Used in) Provided by Financing Activities

Net cash provided by financing activities was $ 1.9 billion for the six months ended June 30, 2013, as compared to cash used by financing activities of $0.3 billion for the six months ended June 30, 2012.

During the six months ended June 30, 2013, the Company completed an offering for 104 million of its ordinary shares for a total aggregate amount of $1.75 billion, issued mandatorily convertible subordinated notes with net proceeds of $2.2 billion, and received cash proceeds of $1.1 billion from the disposal of a 15% interest in ArcelorMittal Mines Canada. Net cash from financing activities also included repayment of $3.3 billion, primarily €1.5 billion for the 8.25% bond due 2013 and $1.2 billion for the 5.375% bond due 2013.

Dividends paid to non-controlling shareholders in subsidiaries during the six months ended June 30, 2013 amounted to $9 million and coupon payments to holders of subordinated perpetual capital securities were $28 million. Dividends paid in the six months ended June 30, 2012 were $588 million.

Equity

Equity attributable to the equity holders of the parent increased to $51.7 billion at June 30, 2013, compared with $50.5 billion at December 31, 2012, primarily due to the offering of common shares, issuance of mandatorily convertible notes and the gain on the disposal of 15% interest in ArcelorMittal Mines Canada, partially offset by cumulative translation adjustments from foreign subsidiaries as well as by net results from the period.

Earnings Distributions

On October 30, 2012, the Board of Directors recommended to shareholders the reduction of annual dividend payment from $0.75 per share in 2012 to $0.20 per share for the 2013 full year. On May 8, 2013 at the Annual General Shareholders’ meeting, the shareholders approved the Board of Directors’ recommendation to reduce the Company’s dividend to $0.20 per share. The dividend amounted to 332 and was paid on July 15, 2013.

Treasury Shares

ArcelorMittal held 11,801,691 shares in treasury at June 30, 2013, down from 11,807,964 shares at December 31, 2012 as a result of allocations to employees under incentive plans. At June 30, 2013, the number of treasury shares represented approximately 0.71% of the total issued number of ArcelorMittal shares.

C. Research and Development, Patents and Licenses

Research and development expense (included in selling, general and administrative expenses) was $119 million for the six months ended June 30, 2013 as compared to $118 million for the six months ended June 30, 2012.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “—Key Factors Affecting Results of Operations” above.

Outlook

In line with the Company’s guidance framework, underlying profitability is still expected to improve in 2013, driven by three factors:

a)       a 1-2% increase in steel shipments;

b)       an approximate 20% increase in marketable iron ore shipments; and

c)       the realized benefits from asset optimization and management gains initiatives

Nevertheless, the Company adjusts operating income plus depreciation and impairment guidance for full year 2013 from "greater than $7.1 billion" to "greater than $6.5 billion" due to the following factors:

a)       lower than forecast apparent demand (primarily North America and Europe) and its impact on the Company’s shipments;

b)       lower than anticipated coking coal prices, including the impact on vertically integrated operations;

c)       lower premiums for high quality iron ore concentrate; and

d)       additional repairs and maintenance spend following production incidents during the first half of 2013.

Due to an expected investment in working capital and the payment of the annual dividend, net debt is expected to increase in the second half of 2013 to approximately $17 billion; the $15 billion medium term net debt target is unchanged.

2013 capital expenditures are now expected to be approximately $3.7 billion.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Recent Developments

•         On July 17, 2013, ArcelorMittal announced that it met with the Government of Odisha’s Chief Secretary to inform him that the Company has decided not to progress with its planned construction of an integrated steel plant and a captive power plant in the district of Keonjhar. The project has faced significant external delays and ArcelorMittal has not been able to acquire the requisite land for the steel plant, nor has it been able to ensure captive iron ore security, which is a necessary requirement for the project. This announcement does not affect ArcelorMittal’s plan to pursue its two other Indian projects in Jharkhand and Karnataka.

•         On July 16, 2013, ArcelorMittal and ArcelorMittal USA LLC (“AM USA”) announced the expiration and final results of the tender offer to purchase for cash any and all of AM USA’s $500 million 6.500% notes due April 15, 2014, the launch of which was previously announced on June 17, 2013. On July 1, 2013, following the closing of the early tender offer, the final aggregate principal amount of existing bonds tendered was $310.68 million representing approximately 62.14% of the outstanding notes. ArcelorMittal and AM USA made a payment for a total aggregate purchase price of $326.98 million (including accrued interest and excluding related fees). Between the early tender time and the expiration time, ArcelorMittal and AM USA received tenders in respect of $0.82 million aggregate principal amount of notes, all of which have been accepted for purchase. The total cash payment to purchase such notes, including accrued interest, was $0.82 million. The final aggregate principal amount of the existing bonds that remained outstanding after the tender is $188.50 million.

•         On June 27, 2013, ArcelorMittal announced the results of the invitation to holders of the €500 million 4.625% bonds due November 7, 2014 issued by ArcelorMittal Finance to sell the bonds to the Company for cash on the terms and subject to the conditions contained in the invitation for offers dated June 17, 2013. The final aggregate principal amount of existing bonds accepted for purchase was €139.52 million for a total aggregate purchase price of €150.07 million (including accrued interest) and the final aggregate principal amount of the existing bonds that will remain outstanding after the repurchase is €360.48 million.

•         On June 14, 2013, ArcelorMittal announced that Bill Scotting will be appointed as chief executive officer of ArcelorMittal Mining. He will replace Peter Kukielski, who has been the chief executive officer since December 2008 and who is leaving the Company on August 3, 2013 to pursue a new opportunity.

•         Pursuant to an agreement dated December 31, 2012, ArcelorMittal Mines Canada Inc. (“AMMC”), a wholly owned subsidiary of ArcelorMittal, and a consortium led by POSCO and China Steel Corporation (“CSC”) created joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. On March 15, 2013 and May, 30, 2013, the consortium, which also includes certain financial investors, completed the acquisition of a 15% interest in the joint ventures for total consideration of $1.1 billion in cash, settled in two installments of $810 million and $290 million for an 11.05% interest and a 3.95% interest, respectively. As part of the transaction, POSCO and CSC entered into long-term iron ore off-take agreements proportionate to their joint venture interests.

•         On February 20, 2013, Nunavut Iron Ore Inc. (“Nunavut Iron Ore”) increased its shareholding in Baffinland Iron Mines Corp. (“Baffinland”) from 30% to 50% following a joint operation agreement signed with ArcelorMittal. Baffinland owns the Mary River project, which has direct shipped, high grade iron ore assets on Baffin Island in Nunavut (Canada). In consideration, Nunavut Iron Ore correspondingly increased its share of funding for development of Baffinland’s Mary River iron ore project. ArcelorMittal retained a 50% interest in the project as well as operator and marketing rights.

•         On February 9, 2013, a fire occurred at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident. A detailed assessment of the damage and required repairs is ongoing and is expected to be completed in the second half of 2013.

•         On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanization lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe. ArcelorMittal Liège intends to discuss with trade union representatives all possible means of reducing the impact on employees, including the possibility of transfer to other sites within ArcelorMittal.

•         ArcelorMittal completed a combined offering of ordinary shares and mandatorily convertible subordinated notes (“MCNs”) on January 14, 2013 and January 16, 2013, respectively. The ordinary share offering generated gross proceeds of $1.75 billion, representing approximately 104 million ordinary shares at an offering price of $16.75 per ordinary share. The MCN offering generated gross proceeds of $2.25 billion. The notes have a maturity of three years, were issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal at maturity unless earlier converted at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75, corresponding to the placement price of shares in the concurrent ordinary share offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94).  The minimum and maximum conversion prices are subject to adjustment upon the occurrence of certain events, and are currently $16.49 and $20.61, respectively.  The Mittal family purchased $300 million of MCNs and $300 million of ordinary shares in the offering. ArcelorMittal stated its intent to use the net proceeds from the combined offering to reduce existing indebtedness.

Recent Developments in Legal Proceedings

Tax Claims

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and the Cayman Islands. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão received a further tax assessment for 2006 and 2007 in the amount of $300 million, including amounts related to the first tax assessment regarding the profits of CST’s Madeira and Cayman Island subsidiaries. ArcelorMittal Tubarão filed its defense in April 2011. The first administrative instance issued decisions confirming the amount of the tax assessments and   ArcelorMittal Tubarão Comercial S.A. filed appeals in April 2012.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is $52 million. In February 2012, the first administrative instance issued a decision cancelling the tax assessment, which was confirmed by the administrative court in March 2013.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million in social contributions on various payments, the most significant of which relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively. In three decisions dated December 10, 2012, the arbitration committee hearing the matter found that social contributions in an amount of €15.3 million, €9.9 million and €4.7 million are due in respect of the profit-sharing schemes, stock options and professional fees, respectively. These amounts cover the audits for 2006, 2007 and 2008. These decisions are subject to appeal. In March 2013, the Company filed appeals against the decisions relating to the profit-sharing schemes and stock options.

Following audits for 2009, 2010 and 2011 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF commenced formal proceedings in December 2012 for these years alleging that these entities owe €142 million in social contributions (including interest and late fees relating thereto) on various payments, the most significant of which relate to voluntary separation schemes, profit sharing schemes, professional fees and stock options. In its decision dated April 24, 2013, the arbitration committee reduced the amount claimed by €27 million. The dispute is now proceeding to the judicial phase before the Tribunal des Affaires de Sécurité Sociale.

Ukraine

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvih Rih, resulting in a tax claim of approximately $187 million. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvih Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. A hearing date has not yet been set for this matter. On April 9, 2013, the District Administrative Court rejected the claim by the Ukrainian tax authorities in an amount of $187 million and retained only a tax liability of approximately $0.2 million against ArcelorMittal Kryviy Rih. Both parties have filed appeals.

Competition/Antitrust Claims

South Africa

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal appealed the decision to reject the application, and applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission appealed the decision of the CAC and on May 31, 2013, the   Supreme Court of Appeal dismissed the appeal of the Competition Commission and confirmed the decision of the CAC. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor East that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor East acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. ArcelorMittal was not ultimately required to enter into a consent decree to clean up portions of the former mining site. In 2012, two of the parties that did execute a consent decree sued other potentially responsible parties, including ArcelorMittal USA, to recover current and future investigation, clean-up and agency response costs.  The defendants agreed to mediation and five of the six defendants (including ArcelorMittal USA) settled with the plaintiffs for liability for all investigation and remediation costs covered by the consent decree. On June 29, 2013, the Court entered an order barring the non-settling defendant and other parties to the consent order from seeking any additional costs from the settling defendants.

Argentina

Over the course of 2007 to 2012, the Customs Office Authority of Argentina (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinean subsidiary, Acindar Industria Argentina de Aceros S.A. (“Acindar”). The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers on 28 different shipments made from 2002 to 2008. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately $79 million. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In February 2013, in 10 cases, the administrative branch of the Customs Office Authority ruled against Acindar.  These decisions have been appealed to the National Fiscal Court.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as $64 million. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The expert’s report was issued on November 7, 2011. In December 2012, the parties agreed to settle the matter, and the settlement documentation was executed on May 14, 2013.  The case is now terminated.

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDS”) and Finmasi in 2008.  The MoA provided that AMDS would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to certain conditions precedent, which, in AMDS’s view, were not fulfilled.  Finmasi sued for (i) enforcement of the MoU, (ii) damages of €14 million to €23.7 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer.  In September 2011, the court rejected Finmasi’s claims other than its second claim. The Court appointed an expert to determine the quantum of damages. ArcelorMittal has appealed the decision on the merits and such appeal is pending.  In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €37.5 million to €59.5 million.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (knowing that other former employees may be similarly concerned) is approximately $78 million. In April 2013, the Esch-sur-Alzette labor court rejected two of these claims. The plaintiffs are appealing the decisions. The other outstanding claims based on similar grounds remain in the hearing stage.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million.  Hearings took place in September 2012 and a decision on the merits (but not as to damages) is expected during the second half of 2013. Briefings and hearings as to damages could follow depending on the decision.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties commenced an arbitration process in 2010 to resolve this dispute. Proceedings were suspended in light of the legal action summarized in the second paragraph below and remain suspended pending its completion.  The Company is not currently able to assess the risk of loss.

On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of $50 per metric tonne of iron ore for lump material for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. The parties further agreed that AMSA would continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, that there would be no escalation in the prices agreed for the duration of the interim period, and that any iron ore in addition to the maximum monthly amount would be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012.  On August 23, 2012, AMSA announced the entry into an agreement (the “2012 Pricing Agreement”) with SIOC whereby SIOC would sell to AMSA a maximum amount of 1.5 million tonnes of iron ore from the Sishen mine until December 31, 2012, on materially the same terms and conditions as applied under the extended interim pricing agreement entered into in 2010 and as extended in May 2011 (the “2010 and 2011 Interim Pricing Agreement”). This supply for the remainder of 2012 was agreed to be in full and final settlement of any claimed entitlement by AMSA to shortfall tonnage incurred during the pendency of the 2010 and 2011 Interim Pricing Agreement.  On December 13, 2012, AMSA announced that it had reached an agreement (the “2013 Pricing Agreement”) with SIOC pursuant to which SIOC will sell iron ore from the Sishen mine to AMSA with effect from January 1, 2013.  Under the 2013 Pricing Agreement, SIOC will supply a maximum annual volume of 4.8 million tonnes of iron ore to AMSA at a weighted average price of $65 per tonne. The other terms and conditions will be materially the same as those which were contained in the 2012 Pricing Agreement. The 2013 Pricing Agreement will apply until the earlier of December 31, 2013 or the conclusion of the arbitration between the parties regarding the status of the 2001 Sishen supply agreement. The 2010 and 2011 Interim Pricing Agreement, the 2012 Pricing Agreement and the 2013 Pricing Agreement have no bearing on the arbitration process currently underway or AMSA’s conviction that the 2001 Sishen supply agreement remains legally valid and binding on the parties.

AMSA announced on August 10, 2010 that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine.  On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government filed applications for leave to appeal this judgment on February 3, 2012. Leave to appeal was granted on May 11, 2012 and a hearing date for the appeal was set for February 19, 2013. The appeal by ICT and the South African government was rejected by a judgment of the Supreme Court of Appeal dated March 28, 2013.  ICT and the South African government have applied for leave to appeal to the Constitutional Court, which the Constitutional Court has agreed to hear on September 3, 2013.  At the same time, the Constitutional Court will also address the merits of the appeal.

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor.  Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and risk of loss is therefore remote and that the exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard that remain pending:

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio. On August 17, 2007 the AFM rejected the claimants’ demands.  On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. On appeal from ArcelorMittal and the AFM, a specialized Court of Appeals for administrative matters involving the corporate sector (CBB) in The Hague on June 7, 2012 nullified the judgment of the Rotterdam Administrative Court of December 10, 2008 and declared the original appeal to the Rotterdam Administrative Court of one of the claimants to be inadmissible and dismissed the other claimant's demands. This judgment is not open to further appeal.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law.  They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the

Shareholders meeting) in connection with the merger, the grant of additional shares or damages in an amount of €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. This judgment was appealed in mid-May 2012. The appeal proceedings are pending.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (AAA), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. On grounds comparable to those alleged by the plaintiffs in the Luxembourg proceedings described above, AAA claims inter alia damages in an amount of €60,049 and reserves the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris are stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds, including those who filed the claims before the Dutch and Luxembourg courts described above.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”). ArcelorMittal undertakes no obligation to publicly update its forward looking statements, whether as a result of new information, future events, or otherwise.